

June 27, 2011

Via E-mail
Timothy J. Donahue
Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, Pennsylvania 19154

> **RE: Crown Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 21, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 4, 2011**
> **File No. 0-50189**

Dear Mr. Donahue:

We have reviewed your response letter dated June 22, 2011, and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

K. Provision for Asbestos, page 64

1. We note your response to comment 3 in our letter dated June 14, 2011, including the draft disclosure you intend to include in future filings. We note that your accrual consists of an amount for pending claims and an amount for future asbestos-related claims. Based on the explanation provided as to why you are unable to estimate the amount of reasonably possible loss, it appears that the inability to reasonably estimate the reasonably possible loss in excess of accrual relates to your future asbestos-related claims rather than your pending claims. Please revise your draft disclosure to state the amount or range of reasonably possible loss in excess of accrual for your pending asbestos-related claims. Otherwise, please provide an

explanation as to why you are unable to estimate the amount or range of reasonably possible loss in excess of accrual for pending asbestos-related claims. Please also confirm to us that each quarter you are not only evaluating your accrual but also making every effort to estimate the amount or range of reasonable possible loss in excess of accrual for both your pending asbestos-related claims and your future asbestos-related claims. Please refer to ASC 450-20-50-4 and Question 2 to ASC 450-20-S99-1 for guidance.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief